Exhibit 99

Richard K. Davis

Chairman, President and CEO

800 Nicollet Mall, 23rd Floor

Minneapolis, MN 55402

March 21, 2008

Dear Investor:

Thank you for your investment in U.S. Bancorp. I want to bring to your attention a matter of serious concern for our company. The proxy statement that you recently received for our 2008 annual shareholders’ meeting contains a shareholder proposal (Proposal 3) that, if adopted, could put U.S. Bancorp at a serious competitive disadvantage and erode the value of your investment.

Please take the time to vote — every shareholder vote counts!

Proposal 3 seeks to require U.S. Bancorp to annually ask for shareholder approval of the  executive compensation described in our proxy statement. This proposal is wrong for our  company.

•                  Adoption of this proposal would put U.S. Bancorp at a competitive disadvantage

Proposal 3 would have shareholders vote on the compensation of the executive officers  named in our proxy statement. If Proposal 3 passes and advisory votes are held annually on  executive compensation, any such vote disapproving executive compensation could result in  unintended consequences and negative publicity for your company not shared by any of its  peers. This could also put pressure on our compensation committee to reduce executive  compensation below competitive levels.

Adoption of Proposal 3 could lead to the loss of executive talent, which would erode the  long-term value of your investment.

•                  This proposal would not result in a meaningful dialogue with shareholders

If the goal of Proposal 3 is to promote dialogue between shareholders and the company  concerning executive compensation decisions, this is not an effective mechanism at our  company. U.S. Bancorp stock is held by hundreds of thousands of companies and individuals,  and the largest shareholder owns less than 5% of our shares. It is impossible to have a  meaningful dialogue with a significant segment of shareholders regarding executive  compensation practices. Your Board of Directors is entrusted with making decisions on  complex matters such as these on behalf of our diverse shareholder base.

•                  This proposal targets the wrong company

If individual companies are to be targeted for their compensation practices, they should be the underperformers — not us. Our performance has been industry leading.

2007 Performance Metrics*

	USB	Peer Median	USB Rank
Total Shareholder Return	(7.9)%	(27.1)%	1
Return on Assets	1.93%	1.00%	1
Return on Equity	21.3%	11.1%	1
Efficiency Ratio	49.3%	62.2%	1

We rank number one among our peer banks in total shareholder return in the past year   and over the last ten years, as well as number one in dividend growth over the past ten years.  In fact, a $100 investment in U.S. Bancorp in 1997 was worth $236 in 2007.

A better approach is to give recent compensation disclosure reforms a chance to work.  Then, if shareholder advisory votes on compensation are thought to be advisable, they should  be implemented at all companies, not selectively directed at top performers like U.S. Bancorp.

•                  Proposal 4 is also wrong for our company

We also remind you that our Board of Directors opposes Proposal 4, which requests that  the offices of Chairman and Chief Executive Officer be held by different people. Our Board  believes that this arrangement would not provide any discernable benefits to U.S. Bancorp,  given the strong role of our lead director.

You know that we have always managed this company for the benefit of our  shareholders, and our results show that commitment. I, along with your Board of Directors,  urge you to vote against Proposals 3 and 4 when you submit your proxy for our 2008 annual meeting.

Sincerely,

Richard K. Davis

P.S. I encourage you to vote by telephone or internet in order to reduce your company’s  mailing and handling expenses. Instructions for telephone and internet voting can be  found on the enclosed proxy card. If you prefer to vote by mail, simply follow the  instructions for completing the card and mail it in the envelope provided. If you have any  questions, please call our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885.

*Source: company reports. Peer banks: BAC, BBT, CMA, FITB, KEY, NCC, PNC, RF, STI, WB, WFC and WM.